UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-202440-01

Arch Capital Finance LLC
(Exact name of registrant as specified in its charter)

360 Hamilton Avenue, Suite 600, White Plains, New York 10601
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code:
(914) 872-3600

4.011% Senior Notes due 2026
5.031% Senior Notes due 2046
(Title of each class of securities covered by this Form)

 N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

4.011% Senior Notes due 2026: 44
5.031% Senior Notes due 2046: 41
Pursuant to the requirements of the Securities Exchange Act of 1934 Arch Capital Finance LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ARCH CAPITAL FINANCE LLC

Date: January 30, 2017	By:	/s/ Mark D. Lyons
		Name:	Mark Lyons
		Title:	Director